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CORREVIO ANNOUNCES PRESENTATION OF BRINAVESS® DATA AT THE AMERICAN COLLEGE OF CARDIOLOGY 2019 ANNUAL MEETING

Data Will Also Be Presented at the Upcoming 23rd Israeli Congress for Emergency Medicine

Vancouver, Canada, March 20, 2019 – Correvio Pharma Corp. (NASDAQ: CORV) (TSX: CORV), a specialty pharmaceutical company focused on commercializing hospital drugs, today announced the presentation of new Brinavess® (vernakalant hydrochloride, IV) data at the American College of Cardiology 2019 Annual Meeting taking place March 16-18, 2019, in New Orleans. This poster presentation highlights reduced hospitalization in patients treated with Brinavess, Correvio's antiarrhythmic drug for the rapid conversion of recent onset atrial fibrillation (AF), from a clinical survey assessing patients with acute AF at the Hillel Yaffe Medical Center located in Hadera, Israel.

This presentation, titled "Intravenous Vernakalant for the Treatment of New-Onset Atrial Fibrillation in the Emergency Department," was given by Jameel Mohsen, MD, Hillel Yaffe Medical Center. In this survey, a total of 101 patients with recent onset AF were treated with Brinavess in the emergency department. The data demonstrated that treatment with Brinavess had an overall conversion rate to sinus rhythm of 74% (75 out of 101 patients). Among the 75 patients who were successfully converted, 57 (76%) were converted to sinus rhythm after a single dose of Brinavess. The remaining 18 patients (24%) converted after the second dose of Brinavess. The average time to conversion after one dose was 12.7 minutes, while the average combined time to conversion after a first and second dose was 21 minutes. Of the 75 patients who were converted, all (100%) were discharged home with normal sinus rhythm within 3-4 hours following admission, with no need for hospitalization.

"These data provide important, real-world clinical information on the use of Brinavess for the treatment of acute AF in the emergency room setting in Israel," said Carin Heringa, Correvio's Head of Medical Affairs. "In this study, normal heart rhythm was restored in 74% of patients, thereby avoiding electric cardioversion, its accompanying side effects and hospitalization. We continue to believe that Brinavess offers an important treatment alternative for patients with recent onset AF, and particularly for those who will benefit from pharmacologic cardioversion."

These data, along with other real-world data and topics, will also be presented at the upcoming 23rd Israeli Congress for Emergency Medicine taking place March 26, 2019 in Tel Aviv, Israel. Details for the upcoming presentation are as follows:

Title: Improving Patient Discharge Rate from the Emergency Department to the Community by Converting Recent Onset Atrial Fibrillation to Sinus
Presenter: Dr. Aziz Darawsha, Rambam Medical Center
Date and time: Tuesday, March 26, 2019; 12:50-13:10
Location: Dan Panorama Hotel, Hall B

About Atrial Fibrillation

Atrial Fibrillation (also known as AFib or AF) is a supraventricular tachyarrhythmia with uncoordinated atrial activation resulting in ineffective atrial contraction and if left untreated, structural and/or electrophysiological atrial tissue abnormalities.[1] AF is a common cardiac rhythm disturbance that increases in prevalence with advancing age.[1] According to the American Heart Association, estimates of the prevalence of AF in the U.S. ranged from 2.7 million to 6.1 million in 2010, and is expected to rise to between 5.6 million to 12 million in 2030.[2]

There are two strategies to manage AF, namely, rhythm- or rate-control. A rhythm-control strategy may be used in patients who are severely compromised, remain symptomatic despite adequate rate control, when adequate rate control is difficult to achieve, when long term rhythm control therapy is preferred, younger patient age, presence of tachycardia-mediated cardiomyopathy, and first episode of AF.[1,3] Early intervention with a rhythm-control strategy to prevent progression of AF may be particularly beneficial to the AF patient.[1]

About Brinavess®

Brinavess® (vernakalant HCl, IV) is an antiarrhythmic drug that acts preferentially in the atria by prolonging atrial refractoriness and slowing impulse conduction in a rate-dependent fashion. Brinavess is approved for marketing in Europe, Canada and several other countries worldwide. In Europe, it is approved for the rapid conversion of recent onset atrial fibrillation to sinus rhythm in adults: 1) for non-surgery patients: atrial fibrillation < 7 days duration; and 2) for post-cardiac surgery patients: atrial fibrillation <3 days duration. Vernakalant IV is not approved for use in the United States.

About Correvio Pharma Corp.

Correvio Pharma Corp. is a specialty pharmaceutical company focused on providing innovative, high-quality brands that meet the needs of acute care physicians and patients. With a commercial presence and distribution network covering over 60 countries worldwide, Correvio develops, acquires and commercializes brands for the in-hospital, acute care market segment. The Company's portfolio of approved and marketed brands includes: Xydalba™ (dalbavancin hydrochloride), for the treatment of acute bacterial skin and skin structure infections (ABSSSI); Zevtera®/Mabelio® (ceftobiprole medocaril sodium), a cephalosporin antibiotic for the treatment of community- and hospital-acquired pneumonia (CAP, HAP); Brinavess® (vernakalant IV) for the rapid conversion of recent onset atrial fibrillation to sinus rhythm; Aggrastat® (tirofiban hydrochloride) for the reduction of thrombotic cardiovascular events in patients with acute coronary syndrome, and Esmocard® and Esmocard Lyo® (esmolol hydrochloride), a short-acting betablocker used to control rapid heart rate in a number of cardiovascular indications. Correvio's pipeline of product candidates includes Trevyent®, a drug device combination that is designed to deliver treprostinil, the world's leading treatment for pulmonary arterial hypertension.

Correvio is traded on the NASDAQ Capital Market (CORV) and the Toronto Stock Exchange (CORV). For more information, please visit our web site www.correvio.com.

References

1. January CT et al. 2014 AHA/ACC /HRS guideline for the management of patients with atrial fibrillation. J AM Coll Cardiol. 2014;34:e1-e76.
2. Mozaffarian D et al. Heart Disease and Stroke Statistics-2016 Update: A Report From the American Heart Association. Circulation. 2016 Jan 26;133(4):e38-60.
3. Camm AJ et al. Guidelines for the management of atrial fibrillation, The Task Force for the Management of Atrial Fibrillation of the European Society of Cardiology (ESC). Eur Heart J. 2010;31:2369-2429.

Forward-Looking Statement Disclaimer

Certain statements in this news release contain "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 or "forward-looking information" under applicable Canadian securities legislation (collectively, "forward-looking statements"). Forward-looking statements include statements that may relate to our plans, objectives, goals, strategies, future events, future revenue or performance, capital expenditures, financing needs and other information that may not be based on historical fact. Forward-looking statements can often be identified by the use of terminology such as "believe", "may", "plan", "will", "estimate", "continue", "anticipate", "intend", "expect", "look forward to" and similar expressions. Forward-looking statements are necessarily based on estimates and assumptions made by us based on our experience and perception of historical trends, current conditions and expected future developments, as well as other factors we believe are appropriate.

These forward-looking statements may include, but are not limited to, any future rise in the prevalence of AF in the United States and any potential benefits of a rhythm-control strategy to prevent progression of AF.

By their very nature, forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements. A detailed discussion of the risks and uncertainties facing Correvio are discussed in the annual report and detailed from time to time in our other filings with the Securities and Exchange Commission ("SEC") available at www.sec.gov and the Canadian securities regulatory authorities at www.sedar.com. In particular, we direct your attention to Correvio's Annual Report on Form 40-F for the year ended December 31, 2018. All of the risks and certainties disclosed in those filings are hereby incorporated by reference in their entirety into this news release.

While Correvio makes these forward-looking statements in good faith, given these risks, uncertainties and factors, you are cautioned not to place undue reliance on any forward-looking statements made in this press release. All forward-looking statements made herein are based on our current expectations and we undertake no obligation to revise or update such forward-looking statements to reflect subsequent events or circumstances, except as required by law. Investors are cautioned that forward-looking statements are not guarantees of future performance and accordingly investors are cautioned not to put undue reliance on forward-looking statements due to their inherent uncertainty.

Correvio® and the Correvio Logo are the proprietary trademarks of Correvio Pharma Corp.
Aggrastat® and Brinavess® are trademarks owned by Correvio and its affiliates worldwide.

Xydalba™ is a trademark of Allergan Pharmaceuticals International Limited, and used under license.
Zevtera® and Mabelio® are trademarks owned by Basilea Pharmaceutica International Ltd., and used under license.
Esmocard® and Esmocard Lyo® are trademarks owned by Orpha-Devel Handels und Vertriebs GmbH, and used under license.
Trevyent® is a trademark of SteadyMed Ltd. and used under license.
All other trademarks are the property of their respective owners.

Contact:

Justin Renz
President & CFO
Correvio Pharma Corp.
604.677.6905 ext. 128
800.330.9928
jrenz@correvio.com

Argot Partners
Michelle Carroll/Claudia Styslinger
212.600.1902
michelle@argotpartners.com
claudia@argotpartners.com

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